SIDLEY AUSTIN BROWN & WOOD LLP

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FACSIMILE 212 839 5599
www.sidley.com
FOUNDED 1866

BEIJING
GENEVA
HONG KONG
ONDON
ANGHAI
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WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM

September 10, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find copies of the following:

1. English language Press Release, dated July 28, 2003, reporting financial results for the second quarter 2003; and

2. Certain financial information for the second quarter 2003, together with a Statement (in English) from the Issuer's Chief Executive Officer, as reported to the *Bolsa Mexicana de Valores*.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

9/15

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,

Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald

03 SEP 12 AM 7:21

Second Quarter 2003

G.ACCION



Daimler Headquarters

Mexico City, July 28, 2003

G.Accion S.A. de C.V. ("G.Accion" or "the Company") (BMV: GACCIONB, OTC: GACCIB), one of Mexico's leading real estate companies, specializing in the allocation of institutional investments in the Mexican real estate market, announced today its results of operations for the second quarter and first half ended June 30, 2003. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos ("Ps.") as of June 30, 2003, unless specified otherwise. Due to rounding, some figures and percentages may differ.

Highlights

•**Leasing revenues** increased 14% to Ps. 122 million and 13% to Ps. 250 million, for the second quarter of 2003 and first half of 2003, respectively.
•**Net interest coverage ratio** increased to 1.83x during the first half of the year with a debt coverage service (interest + principal) of 1.47x.
•The Company's **property portfolio available for leasing,** under management, grew 27% to over 7.4 million sq.ft. compared to the same period of 2002.

Statement from the CEO

Luis Gutiérrez Guajardo, CEO of G.Accion, stated: "The results from this period reflect the actions undertaken during the end of 2002 and the beginning of 2003. As a result of new investments made during this period, such as the Sony corporate headquarters and the acquisition of an 872 thousand sq.ft. industrial portfolio in Queretaro, we have managed to increase this period's results.

During the first half of the year, we managed to increase our property portfolio by 27% to over 7.4 million sq.ft., achieve an 1.8x interest coverage ratio and increase the EBITDA level by 22%, which reflects our sound strategy strengthened by the support and participation of our strategic partners, Peabody and AMB, as well as the excellent work and commitment from our team of professionals."

Contacts:

In Mexico City:
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825

Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York:
Blanca Hirani
bhirani@i-advize.com
Tel: 212-406-3693

Maria Barona
mbarona@i-advize.com
Tel: 212-406-3691



Sony Headquarters

Second Quarter 2003 Results

REVENUES

Revenue from leasing activities for the quarter increased 14% from Ps. 107 million reported during the same quarter of 2002 to Ps. 122 million. This result reflects the revenues from the purchase of the industrial portfolio in Queretaro, acquired from the real estate company, Hines, at the beginning of the year, as well as the revenues obtained from the *Sony de Mexico* building in the Santa Fe area of Mexico City.

Revenue from sales of developed properties declined 99% year-over-year, reflecting the sale of the Procter & Gamble industrial property to AMB during 2002.

For the second quarter ended June 30, 2003, ***revenue from services to third parties*** reached Ps. 31 million, a 20% decline compared with Ps. 38 million reported during the same period of 2002.

As a result of the above-mentioned items, the Company's ***total operating revenue*** decreased 37% from Ps. 243 million reported during the second quarter of 2002 to Ps. 154 million reported this quarter.

GROSS INCOME

Gross income for the second quarter of 2003 reached Ps. 121 million, a 22% increase compared with the Ps. 99 million reported during the same period of 2002.

ADMISNISTRATIVE EXPENSES

The Company's administrative expenses, which include salaries of technical, administrative and other personnel as well as corporate overhead, reached Ps. 14 million, a 26% increase when compared with the same period of 2002. This was due to the payment of the fiscal advisory fee, which we expect will help us achieve savings in the near future.

EBITDA

As a result of the above, EBITDA for the second quarter of 2003 reached Ps. 107 million, a 22% increase when compared to the Ps. 88 million reported during the second quarter of 2002.

DEPRECIATION AND AMORTIZATION

Depreciation declined 11% to Ps. 27 million, compared to Ps. 31 million reported during the second quarter of 2002, reflecting adjustments in the value of properties.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 4 million.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 34 million, due to the 32% increase in net interest from the refinancing achieved in October 2002, the additional debt obtained during the latest acquisitions, as well as the Ps. 102 million monetary exchange loss. (a Ps. 0.06 difference due to the peso fluctuation).

NET INCOME (LOSS)

As a result of the above, G.Accion's net income reached Ps. 82 million for the second quarter of 2003.



Procter & Gamble Plant

First Half 2003 Results

REVENUES

Revenue from leasing activities reached Ps. 250 million during the first half of 2003, a 13% increase when compared to the Ps. 221 million reported during the same period of 2002. This result reflects the acquisitions that took place at the end of 2002 and during the first half of 2003.

Revenue from sales of developed properties was Ps. 5 million compared with Ps. 101 million reported for the same period of the previous year. This 95% decline reflects the sales of residential lots as well as the 90% of the sale of the Procter & Gamble industrial property to our partner AMB Property Corp.

For the first half period ended June 30, 2003, ***revenue from services to third parties*** reached Ps. 88 million, representing a 28% increase compared to the Ps. 68 million reported during the same period of 2002. This was due to service revenues derived from the strategic partnership with AMB Property Corp. and the operation of the parking facilities.

As a result of the above-mentioned events, the Company's ***total operating revenue*** declined 12%, from Ps. 391 million reported during the second half of 2002, to Ps. 343 million.

GROSS INCOME

Gross income for the first half of 2003 reached Ps 271 million, which represents a 21% increase when compared to the Ps. 223 million reported during the same period of 2002. Gross margins for the first half of 2003 was 85%.

ADMISNISTRATIVE EXPENSES

Selling, general and administrative expenses (includes salaries of technical, administrative and other personnel as well as corporate overhead of the Company and its subsidiaries) increased 14% to Ps. 28 million, from Ps. 24 million during the same quarter of 2002.

EBITDA

As a result of the above, EBITDA for the first half of 2003 reached Ps. 243 million a 22% increase when compared to the Ps. 198 million reported during the first half of 2002. EBITDA margin for the first half of 2003 was 71%.

DEPRECIATION AND AMORTIZATION

Depreciation decreased 2% to Ps. 57 million compared to Ps. 58 million reported during the first half of 2002.

Amortization expenses, which reflect the amortization of office leasing and sales commissions, were Ps. 8 million, a 20% increase compared with the same period of the previous year.

COMPREHENSIVE COST OF FINANCING

The Company's comprehensive cost of financing was Ps. 122 million, while net interest expenses increased to Ps. 132 million. These results also reflect the recent peso fluctuations, which resulted in a Ps. 24 million exchange loss.



Torre Angel Building

NET INCOME
As a result of the above, G.Accion reported net income of Ps. 39 million for the first half of 2003.

PER SHARE INFORMATION
Shares: 128,040,698[1]
EBITDA per share: Ps. 1.89
EPS: Ps. 0.30

CORPORATE EVENTS

- On January 23, 2003, and as part of the agreement established with Hines last December, G.Accion announced the acquisition of an 871,000 sq.ft. industrial portfolio in *Parque Industrial Queretaro,* which generates annual gross revenues of up to US$ 4 million. In addition, as part of this agreement, the Company placed the *Torre del Angel* office building located on the famous *Paseo de la Reforma* street across from the Independence Angel in Mexico City, with a private investor.

- On February 28, 2003, G.Accion announced the delivery of a corporate office building in the Santa Fe area of Mexico City to Sony de Mexico. G.Accion developed this building, which has a total area of approximately 86,000 sq. ft., in nine and a half months. The Company has signed a long-term agreement with Sony de Mexico.

PROPERTY PORTFOLIO

As of June 30, 2003, the Company's total portfolio of properties increased 27% to 7.4 million sq.ft. from 5.8 million sq.ft. reported on June 30, 2002. This increase was due to the effects of the acquisitions of properties.

The following table provides summary data of the Company's properties as of June 30, 2003.

TABLE 1 - PROPERTY SUMMARY

Property	m²	sq. ft.	Occupancy Rate	Current Revenues*	G.Accion owns
OFFICE	99,870	1,075,000	98.5%	25,600,000	100%
INDUSTRIAL	475,900	5,123,000	86.4%	26,398,425	100%
Centro Insurgentes**/***	39,100	420,800	93%	6,000,000	20%
La Plaza Oriente	850	9,000	98%	164,808	100%
Pabellón Altavista***	3,300	35,500	98%	874,000	100%
AGG (1)	63,830	687,000	91%	3,807,800	10%
TOTAL	**682,850**	**7,350,300**	**90.6%**	**62,845,033**	
Land Reserves					
Parque Opción (1st Phase)	1,747,000	18,804,533	-	-	100%
Santa Fe V (Reserve)	17,791	191,500	-	-	100%
Santa Fe VI (Reserve)	4,831	52,000	-	-	100%

[1] Shares outstanding and issued.

* Amounts in U.S. dollars on annual basis. (Exchange rate as of June 30, 2003, US$ 1.00 = Ps. 10.60)
** G.Accion manages the property and owns 20% of the leasable area.
*** Includes parking revenues.
(1) AGG = AMB – G.Accion Guadalajara I. Acquisition made through the 90/10 structure strategic alliance with AMB.

TABLE 2 - SUMMARY AS OF 2Q02*			
	2Q03*	2Q02	Change %
Total Occupancy Rate	90.6%	98%	(7.4%)
Total Property Portfolio*	7,350,380**	5,781,300**	27.13%

* Includes Centro Insurgentes

TABLE 3 - WEIGHTED AVERAGE LEASE TERM	
	June 30, 2003
Office Portfolio	5.18 years
Industrial Portfolio	5.54 years
Total Property Portfolio	5.36 years

DEBT SUMMARY AS OF JUNE 30, 2003

The Company's long-term debt increased by 19% Y-o-Y, reflecting the financing required to implement G.Accion's growth strategy as well as the refinancing obtained in October 2002. G.Accion's properties are able to service their debt while maintaining attractive returns. All debt is tied to a specific property and its corresponding lease agreements. During the first half of 2003, the net interest coverage ratio was 1.83x, reflecting the Company's ability to meet its obligations. As of June 30, 2003, the weighted average cost of all bank debt was 5.7% taking into account the actual 30-day LIBOR rate.

Table 4 - Debt (Figures as of June 30, 2003)

Institution	Currency	Principal
GE Capital	US $	265,431,414
Inverlat	US $	4,122,292
Total Debt (US$)		**269,553,706**

Institution	Currency	Principal
Bancomer	Mx. Ps.	19,308,928

Through our strategic partnership with AMB, in which G.Accion has a 10% interest, the following long-term debt financing has been assumed:

Institution	Currency	Principal
GE Capital	US $	17,270,060*

*G.Accion has a 10% participation.

ABOUT THE COMPANY

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity.

****

Statements included in this report regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of the home country, and industry and international markets, therefore they are subject to change.


CONFERENCE CALL
Wednesday, July 30, 2003
11:00am (New York Time)
10:00am (Mexico City Time)
Tel: (800) 262-1292 from the U.S.
Tel: (719) 457-2680 from outside the U.S.
Access Code: G.Accion
Speakers
Luis Gutierrez (CEO)
Hector Ibarzabal (CFO and Executive Vice President)
A 48-hour replay will be available
To access please contact Blanca Hirani at 212-406-3693

Samsung Building

GACCION

INCOME STATEMENT

	Second Quarter			First Half		
	30-Jun-03	30-Jun-03	30-Jun-02	30-Jun-03	30-Jun-03	30-Jun-02
	*US$ Thousand**	Ps. Thousand	Ps. Thousand	*US$ Thousand**	Ps. Thousand	Ps. Thousand
Operating Income						
Leasing Revenues	11,515	122,057	107,446	23,597	250,123	221,028
Sale of developed properties	101	1,073	97,093	459	4,868	101,470
Services to third parties	2,904	30,783	38,338	8,294	87,916	68,688
Total Revenues	**14,520**	**153,912**	**242,877**	**32,350**	**342,907**	**391,186**
Costs						
Leasing						
Real estate tax	1,070	11,342	11,726	2,175	23,056	21,508
Maintenance	337	3,567	5,734	846	8,969	8,145
Other	108	1,144	1,055	524	5,559	2,188
Subtotal Leasing	1,514	16,053	18,514	3,546	37,584	31,841
Developed property	78	831	94,425	248	2,628	96,866
Services to third parties	1,487	15,757	30,908	2,959	31,370	38,998
Total costs	3,079	32,642	143,846	6,753	71,583	167,706
Gross Income	**11,441**	**121,271**	**99,031**	**25,597**	**271,324**	**223,480**
Operating expenses						
Administrative expenses	1,362	14,436	11,428	2,676	28,365	24,776
Selling expenses		0	38	0	0	74
EBITDA	**10,079**	**106,835**	**87,566**	**22,921**	**242,959**	**198,630**
Depreciation	2,614	27,704	31,258	5,409	57,338	58,332
Amortization	405	4,289	3,085	808	8,569	7,164
Operating Income	**7,061**	**74,842**	**53,223**	**16,703**	**177,052**	**133,134**
Comprehensive Cost of Financing						
Interest expense	6,423	68,081	52,899	12,989	137,686	102,993
Interest income	(70)	(738)	(1,883)	(493)	(5,227)	(3,264)
Exchange income, net	(0)	(102,310)	297,521	2,241	23,749	245,812
Gain on monetary position	65	690	39,519	(3,186)	(33,771)	(67,108)
	(3,234)	**(34,277)**	**309,018**	**11,551**	**122,438**	**278,433**
Other income	(137)	(1,454)	1,877	(129)	(1,367)	4,840
Income (loss) before provisions for taxes	**10,157**	**107,665**	**(253,918)**	**5,023**	**53,248**	**(140,459)**
Property value write down	0	0	0	0	0	288,429
Provisions:						
Income taxes	1,227	13,002	(4,204)	1,469	15,570	10,125
Deferred taxes	466	4,937	1,749	(806)	(8,546)	7,925
Asset tax	551	5,843	(2,287)	1,045	11,080	12,200
Income (loss) before equity in results of affiliates co	**7,913**	**83,883**	**(249,175)**	**3,315**	**35,144**	**(459,139)**
Property write down	0	0	(288,429)			
Equity in income (loss) from affiliated companies	245	2,601	1,753	925	9,803	1,688
Net (loss) income applicable to minority stockholders	(405)	(4,292)	(2,499)	(545)	(5,773)	(5,095)
Net (loss) income	**7,754**	**82,192**	**(538,351)**	**3,696**	**39,173**	**(462,546)**

G.ACCION

BALANCE SHEET

	[illegible]		
	2Q03 (US$ Thousand)	**2Q03 (Ps. Thousand)**	**1Q03 (Ps. Thousand)**
Current Assets:			
Cash and cash equivalents	14,343	152,041	137,077
Account receivable, net	14,762	156,473	216,384
Receivable from related parties	1,811	19,198	20,948
Prepaid Expenses	245	2,596	2,941
Total Current Assets	**31,161**	**330,307**	**377,350**
Fixed Assets:			
Investment in shares of affiliated companies	2,733	28,968	23,418
Trusts	1,853	19,642	20,066
Property held for lease, net	393,609	4,172,255	4,202,745
Building and equipment, net	5,774	61,204	53,635
Other assets	15,981	169,403	186,869
Prepaid tax	14,875	157,670	167,318
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
Current Liabilities:			
Bank loans and current portion of Long term debt	10,282	108,984	113,654
Other accounts payable and accrued liabilities	13,033	138,146	116,511
Affiliates	1,130	11,975	11,573
Guaranty Deposits	4,295	45,523	47,562
Income tax payable	0	1	6,713
Deferred tax payable	0	0	0
Total Current Liabilities	**28,738**	**304,628**	**296,013**
Long-Term Liabilities:			
Long-term debt	267,766	2,838,323	3,022,154
Differed income tax	0	0	0
Convertibles Peabody	49,413	523,776	515,247
TOTAL LIABILITIES	**345,918**	**3,666,727**	**3,833,414**
Common stock	5,392	57,154	57,080
Restatement	13,689	145,101	144,952
Additional paid-in capital	92,035	975,568	974,493
Convertible Options	0	0	21,812
Income (Loss) of period	3,696	39,173	(43,019)
Accumulated losses	(19,694)	(208,757)	(208,528)
Cumulative restatement effect	13,504	143,147	142,990
Cumulative deferred income tax	6,072	64,366	64,295
Minority Interest	5,375	56,970	43,912
TOTAL STOCKHOLDERS' EQUITY	**120,068**	**1,272,722**	**1,197,987**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	[illegible]	[illegible]	[illegible]

*Exchange rate as of 30/06/03 US$ 1.00 = Ps. 10.60

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION**
G. ACCION S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

03 SEP 12 7:21

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**4,919,806**	**100**	**4,455,435**	**100**
2	**ACTIVO CIRCULANTE**	**330,306**	**7**	**364,804**	**8**
3	EFECTIVO E INVERSIONES TEMPORALES	152,041	3	169,980	4
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	38,224	1	13,951	0
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	118,247	2	180,873	4
6		0	0	0	0
7	OTROS ACTIVOS	21,794	0	0	0
8	**LARGO PLAZO**	**28,968**	**1**	**28,092**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	28,968	1	28,092	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,233,459**	**86**	**3,849,065**	**86**
13	INMUEBLES	5,074,441	103	4,581,550	103
14	MAQUINARIA Y EQUIPO	120,299	2	151,820	3
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	981,650	20	995,206	22
17	CONSTRUCCIONES EN	20,369	0	110,901	2
18	**ACTIVO DIFERIDO (NETO)**	**327,073**	**7**	**213,474**	**5**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**3,666,726**	**100**	**3,200,483**	**100**
21	**PASIVO CIRCULANTE**	**259,105**	**7**	**258,757**	**8**
22	PROVEEDORES	23,357	1	16,030	1
23	CREDITOS BANCARIOS	108,984	3	127,740	4
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	6,291	0
26	OTROS PASIVOS	126,764	3	108,696	3
27	**PASIVO A LARGO PLAZO**	**3,362,098**	**92**	**2,905,636**	**91**
28	CREDITOS BANCARIOS	2,838,322	77	2,300,894	72
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	523,776	14	604,742	19
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**45,523**	**1**	**36,090**	**1**
33	**CAPITAL CONTABLE**	**1,253,080**	**100**	**1,254,952**	**100**
34	**PARTICIPACION MINORITARIA**	**56,970**	**5**	**53,308**	**4**
35	**CAPITAL CONTABLE MAYORITARIO**	**1,196,110**	**95**	**1,201,644**	**96**
36	**CAPITAL CONTRIBUIDO**	**1,177,823**	**94**	**1,199,321**	**96**
37	CAPITAL SOCIAL PAGADO	57,154	5	57,154	5
38	ACTUALIZACION CAPITAL SOCIAL	145,101	12	145,166	12
39	PRIMA EN VENTA DE	975,568	78	975,889	78
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	21,112	2
41	**CAPITAL GANADO (PERDIDO)**	**18,287**	**1**	**2,323**	**0**
42	RESULTADOS ACUMULADOS Y RESERVA DE	(264,676)	(21)	(237,720)	(19)
43	RESERVA PARA RECOMPRA DE	100,643	8	41,716	3
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	143,147	11	660,872	53
45	**RESULTADO NETO DEL EJERCICIO**	39,173	3	(462,545)	(37)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Previa**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**152,041**	**100**	**169,980**	**100**
46	EFECTIVO	87,459	58	90,112	53
47	INVERSIONES	64,582	42	79,868	47
18	**CARGOS DIFERIDOS**	**327,073**	**100**	**213,474**	**100**
48	GASTOS AMORTIZABLES	169,144	52	114,290	54
49	CREDITO MERCANTIL	0	0	0	0
50	IMPUESTOS DIFERIDOS	157,671	48	98,915	46
51	OTROS	258	0	269	0
21	**PASIVO CIRCULANTE**	**259,105**	**100**	**258,757**	**100**
52	PASIVOS EN MONEDA	203,884	79	150,174	58
53	PASIVOS EN MONEDA	55,221	21	108,583	42
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**126,764**	**100**	**108,696**	**100**
57	OTROS PASIVOS CIRCULANTES CON	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN	126,764	100	108,696	100
27	**PASIVO A LARGO PLAZO**	**3,362,098**	**100**	**2,905,636**	**100**
59	PASIVO EN MONEDA	3,301,372	98	2,885,341	99
60	PASIVO EN MONEDA	60,726	2	20,295	1
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	0	0	0	0
30	**OTROS CREDITOS**	**523,776**	**100**	**604,742**	**100**
63	OTROS CREDITOS CON	494,772	94	510,754	84
64	OTROS CREDITOS SIN	29,004	6	93,988	16
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**45,523**	**100**	**36,090**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	45,523	100	36,090	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**143,147**	**100**	**660,872**	**100**
70	RESULTADO ACUMULADO POR POSICION	78,334	55	327,757	50
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	64,813	45	333,115	50

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Previa

REFS	**CONCEPTOS**	**TRIMESTRE AÑO ACTUAL**	**TRIMESTRE AÑO ANTERIOR**
		Importe	Importe
72	CAPITAL DE TRABAJO	71,201	106,047
73	FONDO PARA PENSIONES Y PRIMA DE	402	344
74	NUMERO DE FUNCIONARIOS	6	6
75	NUMERO DE EMPLEADOS	68	66
76	NUMERO DE OBREROS (*)	0	0
77	NUMERO DE ACCIONES EN CIRCULACION	125,540,698	125,540,698
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**342,907**	**100**	**391,186**	**100**
2	COSTO DE	71,583	21	167,705	43
3	**RESULTADO BRUTO**	**271,324**	**79**	**223,481**	**57**
4	GASTOS DE	94,272	27	90,346	23
5	**RESULTADO DE OPERACION**	**177,052**	**52**	**133,135**	**34**
6	COSTO INTEGRAL DE FINANCIAMIENTO	122,438	36	278,433	71
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**54,614**	**16**	**(145,298)**	**(37)**
8	OTRAS OPERACIONES FINANCIERAS	1,367	0	(4,839)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**53,247**	**16**	**(140,459)**	**(36)**
10	PROVISION PARA IMPUESTOS Y	18,104	5	30,251	8
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**35,143**	**10**	**(170,710)**	**(44)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	9,803	3	1,688	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**44,946**	**13**	**(169,022)**	**(43)**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**44,946**	**13**	**(169,022)**	**(43)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	288,430	74
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**44,946**	**13**	**(457,452)**	**(117)**
19	PARTICIPACION MINORITARIA	5,773	2	5,093	1
20	**RESULTADO NETO MAYORITARIO**	**39,173**	**11**	**(462,545)**	**(118)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION**
G. ACCION S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**342,907**	**100**	**391,186**	**100**
21	NACIONALES	342,907	100	391,186	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES	28,136	8	33,112	8
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**122,438**	**100**	**278,433**	**100**
24	INTERESES PAGADOS	137,686	112	102,992	37
25	PERDIDA EN CAMBIOS	56,802	46	203,878	73
26	INTERESES GANADOS	5,227	4	3,263	1
27	GANANCIA EN CAMBIOS	33,052	27	(41,933)	(15)
28	RESULTADO POR POSICION	(33,771)	(28)	(67,107)	(24)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**1,367**	**100**	**(4,839)**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	1,367	100	(4,839)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**18,104**	**100**	**30,251**	**100**
32	I.S.R.	26,650	147	30,251	100
33	I.S.R. DIFERIDO	(8,546)	(47)	0	0
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	342,908	391,184
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	654,854	665,337
39	RESULTADO DE OPERACION	346,369	280,034
40	RESULTADO NETO MAYORITARIO (**)	15,034	(395,086)
41	RESULTADO NETO (**)	14,719	(407,268)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: GACCION

TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2003 Y 2002

(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**153,912**	**100**	**242,877**	**100**
2	COSTO DE	32,642	21	143,847	59
3	**RESULTADO BRUTO**	**121,270**	**79**	**99,030**	**41**
4	GASTOS DE	46,428	30	45,808	19
5	**RESULTADO DE OPERACION**	**74,842**	**49**	**53,222**	**22**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(34,278)	(22)	309,018	127
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**109,120**	**71**	**(255,796)**	**(105)**
8	OTRAS OPERACIONES FINANCIERAS	1,455	1	(1,875)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**107,665**	**70**	**(253,921)**	**(105)**
10	PROVISION PARA IMPUESTOS Y	23,782	15	(4,744)	(2)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**83,883**	**55**	**(249,177)**	**(103)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	2,601	2	1,752	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**86,484**	**56**	**(247,425)**	**(102)**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**86,484**	**56**	**(247,425)**	**(102)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	288,430	119
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**86,484**	**56**	**(535,855)**	**(221)**
19	PARTICIPACION MINORITARIA	4,292	3	2,498	1
20	**RESULTADO NETO MAYORITARIO**	**82,192**	**53**	**(538,353)**	**(222)**

CLAVE DE COTIZACION: GACCION TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**153,912**	**100**	**242,877**	**100**
21	NACIONALES	153,912	100	242,877	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES	12,474	8	20,322	8
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(34,278)**	**100**	**309,018**	**100**
24	INTERESES PAGADOS	68,081	199	52,900	17
25	PERDIDA EN CAMBIOS	(108,734)	(317)	205,197	66
26	INTERESES GANADOS	738	2	1,883	1
27	GANANCIA EN CAMBIOS	(6,423)	(19)	(92,322)	(30)
28	RESULTADO POR POSICION	690	2	(39,518)	(13)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**1,455**	**100**	**(1,875)**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	1,455	100	(1,875)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**23,782**	**100**	**(4,744)**	**100**
32	I.S.R.	18,845	79	(6,492)	(137)
33	I.S.R. DIFERIDO	4,937	21	1,748	37
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2003 Y 2002

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**44,946**	**(457,452)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	50,771	536,637
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**95,717**	**79,185**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	29,254	(22,839)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**124,971**	**56,346**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	362,394	(199,580)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**362,394**	**(199,580)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(447,684)**	**132,916**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	39,681	(10,318)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	112,360	180,298
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	152,041	169,980

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**50,771**	**536,637**
13	+ DEPRECIACION Y AMORTIZACION DEL	65,907	65,496
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	(3)	0
15	+ (-) PERDIDA (GANANCIA) NETA EN	23,750	245,812
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	(33,771)	(67,108)
17	+ (-) OTRAS PARTIDAS	(5,112)	292,437
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**29,254**	**(22,839)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(4,119)	183
19	+ (-) DECREMENTO (INCREMENTO) EN	0	0
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	27,528	(12,224)
21	+ (-) INCREMENTO (DECREMENTO) EN	(11,648)	(2,312)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	17,493	(8,486)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**362,394**	**(199,580)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	0	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	318,396	0
25	+ DIVIDENDOS	0	0
26	+ OTROS	98,390	46,373
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(33,192)	(245,953)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	(21,200)	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(447,684)**	**132,916**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(447,684)	0
36	(-) INCREMENTO EN CONSTRUCCIONES EN	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	132,916
39	+ (-) OTRAS PARTIDAS	0	0

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	13.11	%	(116.94)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	1.26	%	(32.88)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	0.30	%	(9.14)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	75.14	%	(14.67)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.13	veces	0.15	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.15	veces	0.17	veces
8	ROTACION DE INVENTARIOS (**)	0.00	veces	0.00	veces
9	DIAS DE VENTAS POR COBRAR	17	días	6	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.16	%	7.43	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	74.53	%	71.83	%
12	PASIVO TOTAL A CAPITAL CONTABLE	2.93	veces	2.55	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	95.60	%	94.85	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	79.42	%	75.49	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	1.29	veces	1.29	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.18	veces	0.21	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.27	veces	1.41	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.27	veces	1.41	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.09	veces	0.11	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	58.68	%	65.69	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	27.91	%	20.24	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	8.53	%	(5.84)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	0.91	veces	0.55	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	0.00	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .12		$ (3.02)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .12		$ (3.02)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 9.53		$ 9.57	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	.52	veces	.44	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	42.64	veces	(1.62)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Previa

r04:THEY ARE INCLUDED 65,907 Y 65,496 OF DEPRECIACION Y AMORTIZACION EXPENSES FOR JUNE 2003 Y JUNE 2002, RESPECTIVELY.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Previa

STATEMENT FROM THE CEO

LUIS GUTIÉRREZ GUAJARDO, CEO OF G.ACCION, STATED: "THE RESULTS FROM THIS PERIOD REFLECT THE ACTIONS UNDERTAKEN DURING THE END OF 2002 AND THE BEGINNING OF 2003. AS A RESULT OF NEW INVESTMENTS MADE DURING THIS PERIOD, SUCH AS THE SONY CORPORATE HEADQUARTERS AND THE ACQUISITION OF AN 872 THOUSAND SQ.FT. INDUSTRIAL PORTFOLIO IN QUERETARO, WE HAVE MANAGED TO INCREASE THIS PERIOD'S RESULTS.

DURING THE FIRST HALF OF THE YEAR, WE MANAGED TO INCREASE OUR PROPERTY PORTFOLIO BY 27% TO OVER 7.4 MILLION SQ.FT., ACHIEVE AN 1.8X INTEREST COVERAGE RATIO AND INCREASE THE EBITDA LEVEL BY 22%, WHICH REFLECTS OUR SOUND STRATEGY STRENGTHENED BY THE SUPPORT AND PARTICIPATION OF OUR STRATEGIC PARTNERS, PEABODY AND AMB, AS WELL AS THE EXCELLENT WORK AND COMMITMENT FROM OUR TEAM OF PROFESSIONALS."

CORPORATE EVENTS

ON JANUARY 23, 2003, AND AS PART OF THE AGREEMENT ESTABLISHED WITH HINES LAST DECEMBER, G.ACCION ANNOUNCED THE ACQUISITION OF AN 871,000 SQ.FT. INDUSTRIAL PORTFOLIO IN PARQUE INDUSTRIAL QUERETARO, WHICH GENERATES ANNUAL GROSS REVENUES OF UP TO US$ 4 MILLION. IN ADDITION, AS PART OF THIS AGREEMENT, THE COMPANY PLACED THE TORRE DEL ANGEL OFFICE BUILDING LOCATED ON THE FAMOUS PASEO DE LA REFORMA STREET ACROSS FROM THE INDEPENDENCE ANGEL IN MEXICO CITY, WITH A PRIVATE INVESTOR.

ON FEBRUARY 28, 2003, G.ACCION ANNOUNCED THE DELIVERY OF A CORPORATE OFFICE BUILDING IN THE SANTA FE AREA OF MEXICO CITY TO SONY DE MEXICO. G.ACCION DEVELOPED THIS BUILDING, WHICH HAS A TOTAL AREA OF APPROXIMATELY 86,000 SQ. FT., IN NINE AND A HALF MONTHS. THE COMPANY HAS SIGNED A LONG-TERM AGREEMENT WITH SONY DE MEXICO.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE THAT MANAGEMENT MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE ITEMS INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REQUIRED DISCLOSURES THEREIN. WHILE THE ESTIMATES AND ASSUMPTIONS USED MAY DIFFER FROM THEIR FINAL EFFECT, MANAGEMENT BELIEVES THAT THEY WERE ADEQUATE UNDER THE CIRCUMSTANCES.

A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES USED IN THE PREPARATION OF THE ACCOMPANYING FINANCIAL STATEMENTS FOLLOWS:

RECOGNITION OF THE EFFECTS OF INFLATION IN THE FINANCIAL INFORMATION- THE CONSOLIDATED FINANCIAL STATEMENTS COMPREHENSIVELY RECOGNIZE THE EFFECTS OF INFLATION ACCORDING TO PROVISIONS UNDER BULLETIN B-10. ALL FINANCIAL STATEMENT AMOUNTS AND RELATED NOTES ARE PRESENTED IN CONSTANT MEXICAN PESOS AS OF JUNE 30, 2003, IN ORDER TO MAKE THEM COMPARABLE WITH THE MOST RECENT BALANCE SHEET PRESENTED. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE CORRESPONDING YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER. FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI) PUBLISHED BY BANCO DE MÉXICO WERE APPLIED TO RESTATE THE CONSOLIDATED FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS.

TO RECOGNIZE THE EFFECTS OF INFLATION IN TERMS OF MEXICAN PESOS WITH PURCHASING POWER AS OF YEAREND, THE PROCEDURES WERE AS FOLLOWS:

BALANCE SHEET:

PROPERTY HELD FOR SALE, NET OF DEPRECIATION, WAS RESTATED THROUGH DECEMBER 31, 1999, USING FACTORS DERIVED FROM THE NCPI FROM THE DATE OF ACQUISITION OR CONSTRUCTION. THESE PROPERTIES HAVE BEEN VALUED AT THEIR ESTIMATED REALIZABLE VALUE AND SINCE JANUARY 1, 2000 ARE CONSIDERED TO BE A MONETARY ITEM AND MAY NOT BE RESTATED OR DEPRECIATED.

THE INVESTMENT IN ASSOCIATED COMPANIES IS VALUED USING TO THE EQUITY METHOD AND RESTATED BASED ON THE RESTATED FINANCIAL STATEMENTS OF THE COMPANIES. OTHER PERMANENT INVESTMENTS ARE RECORDED AT THEIR ACQUISITION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI.

PROPERTY HELD FOR LEASE AND LAND, FURNITURE AND EQUIPMENT, OTHER ASSETS AND GOODWILL ARE RECORDED AT THEIR ACQUISITION OR CONSTRUCTION COST AND RESTATED USING FACTORS DERIVED FROM THE NCPI THROUGH JUNE 30, 2003, AND THEIR DEPRECIATION AND AMORTIZATION ARE CALCULATED BASED ON THE RESTATED ASSET VALUES OVER THE USEFUL LIFE OF EACH ASSET, OR BASED ON THE TERM OVER WHICH THE BENEFIT FROM THE INVESTMENT IS EXPECTED TO BE REALIZED.

PAID-IN CAPITAL AND OTHER STOCKHOLDERS' EQUITY ACCOUNTS ARE RESTATED USING FACTORS DERIVED FROM THE NCPI CUMULATIVE FROM THE DATE OF CONTRIBUTION OR GENERATION THROUGH JUNE 30, 2003.

STATEMENT OF OPERATIONS:

REVENUES, COSTS AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE THROUGH JUNE 30, 2003, BASED ON FACTORS DERIVED FROM THE NCPI.

THE GAIN FROM MONETARY POSITION, WHICH REPRESENTS THE EROSION OF THE

PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY ASSETS OR LIABILITIES AT THE BEGINNING OF EACH MONTH THE FACTOR OF INFLATION DERIVED FROM THE NCPI, AND IS RESTATED THROUGH PERIODEND WITH THE CORRESPONDING FACTOR. GAINS ARE THE RESULT OF MAINTAINING A NET MONETARY LIABILITY POSITION AND LOSSES ARE THE RESULT OF MAINTAINING A NET MONETARY ASSET POSITION IN AN INFLATIONARY PERIOD.

OTHER STATEMENTS:

THE CUMULATIVE EFFECT OF RESTATEMENT SHOWN IN THE CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY RESULTS MAINLY FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC PRICE LEVELS OF SUCH ASSETS AS COMPARED TO THE NCPI. THIS RESTATEMENT EFFECT WAS CREATED THROUGH 1996, SINCE THROUGH THAT YEAR THE COMPANY RESTATED PROPERTY HELD FOR LEASE BASED ON THE VALUES DETERMINED BY INDEPENDENT APPRAISALS.

FINANCIAL INSTRUMENTS - BULLETIN C-2, "FINANCIAL INSTRUMENTS", REQUIRES THAT ALL CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES. THE EFFECTS OF THE VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. AS JUNE 30, 2003, NO ADJUSTMENTS TO THE COMPANY'S FINANCIAL POSITION AS A RESULT OF APPLYING THIS BULLETIN WERE REQUIRED.

CASH, CASH EQUIVALENTS AND RESTRICTED FUNDS- CASH EQUIVALENTS ARE PRIMARILY SHORT-TERM INVESTMENTS VALUED AT MARKET (COST PLUS ACCRUED INTEREST). CASH INCLUDES RESTRICTED FUNDS WITH BANK OF AMERICA, WHICH ARE MANAGED BY GE CAPITAL UNTIL SUCH TIME AS THEY ARE APPLIED BY THE LATTER TO SERVICE THE CORRESPONDING DEBT OR TO CREATE RESERVES FOR VARIOUS PURPOSES RELATED TO THE PROPERTIES. THE RESTRICTED FUNDS MAY ONLY BE USED BY THE COMPANY WITH THE AUTHORIZATION OF GE CAPITAL.

OTHER ASSETS- OTHER ASSETS CONSIST PRIMARILY OF INITIAL LEASING COSTS, SUCH AS COMMISSIONS PAID TO REAL ESTATE BROKERS. INITIAL LEASING COSTS ARE AMORTIZED OVER THE TERMS OF THE RELATED LEASE AGREEMENTS.

INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING - THE COMPANY DETERMINES AND RECORDS INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING BASED ON TAX REGULATIONS IN EFFECT AND IN ACCORDANCE BULLETIN D-4, "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING", WHICH BECAME EFFECTIVE ON JANUARY 1, 2000. THIS BULLETIN REQUIRES THE RECOGNITION OF DEFERRED TAX LIABILITIES AND ASSETS FOR ALL TEMPORARY DIFFERENCES ARISING BETWEEN THE BOOK AND TAX BALANCES OF ASSETS AND LIABILITIES. THE EFFECT OF THE ADOPTION OF THIS BULLETIN WAS APPLIED DIRECTLY TO STOCKHOLDERS' EQUITY AS ESTABLISHED BY THE BULLETIN.

THE COMPANY RECORDS THE DEFERRED INCOME TAX EFFECTS, BASED ON THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX BALANCES. DEFERRED EMPLOYEE PROFIT SHARING IS CALCULATED TAKING INTO CONSIDERATION THE TEMPORARY DIFFERENCES RESULTING FROM THE RECONCILIATION BETWEEN THE NET INCOME OF THE YEAR AND INCOME FOR EMPLOYEE PROFIT SHARING PURPOSES THAT ARE EXPECTED TO REVERSE DURING A DETERMINED PERIOD. HOWEVER, AS OF JUNE 30, 2003 THERE WERE NO TEMPORARY DIFFERENCES WITH THESE CHARACTERISTICS.

THE PROVISION FOR DEFERRED TAXES FOR THE YEAR IS DETERMINED BY COMPARING THE BEGINNING AND FINAL DEFERRED TAX BALANCES.

EMPLOYEE BENEFITS- UNDER MEXICAN LABOR LAW, SERVICIOS CORPORATIVOS G.C., S.A. DE C.V. AND SERVICIOS CORPORATIVOS ADMINISTRATIVOS EN CONSTRUCCIÓN, S.A. DE

C.V., SUBSIDIARIES PROVIDING PERSONNEL SERVICES TO AFFILIATED COMPANIES, ARE LIABLE FOR SENIORITY PREMIUMS.

THE COMPANY'S POLICY IS TO RECOGNIZE A RESERVE EQUIVALENT TO 100% OF THE MAXIMUM SENIORITY PREMIUM LIABILITY. MANAGEMENT BELIEVES THAT DUE TO ITS LOW NUMBER OF EMPLOYEES, THE RECORDED LIABILITY WOULD NOT DIFFER SUBSTANTIALLY FROM THE LIABILITY DETERMINED BY AN ACTUARIAL CALCULATION.

INDEMNITY PAYMENTS TO INVOLUNTARILY TERMINATED EMPLOYEES ARE CHARGED TO RESULTS IN THE PERIOD IN WHICH THEY ARE MADE.

AS OF JUNE 30, 2003, THE LIABILITY FOR SENIORITY PREMIUMS AMOUNTED TO $402.

SECURITY DEPOSITS- SECURITY DEPOSITS CONSIST MAINLY OF DOLLAR DENOMINATED AMOUNTS PROVIDED BY TENANTS TO GUARANTEE PAYMENT ON THE COMPANY'S LEASED SPACES. DEPOSIT AMOUNTS REPRESENT ONE OR TWO MONTHS' RENT, DEPENDING ON THE LEASE AGREEMENTS IN EFFECT.

RECOGNITION OF REVENUES AND COSTS - LEASE REVENUES AND COSTS ARE RECOGNIZED AS RENTAL PAYMENTS BECOME DUE AND COSTS ARE INCURRED, RESPECTIVELY.

REVENUES AND COSTS FROM THE SALE OF PROPERTY ARE RECOGNIZED USING THE PERCENTAGE-OF-COMPLETION METHOD FROM THE DATE OF EXECUTION OF THE UNDERLYING PURCHASE/SALE AGREEMENTS AND PROVIDED CERTAIN REQUIREMENTS ARE MET. THE ALLOCATION OF COMMON COSTS IS RECORDED BASED ON THE RELATIVE SALES VALUE.

SERVICES PROVIDED TO THIRD PARTIES CONSIST PRIMARILY OF REVENUES FROM THE MANAGEMENT OF PARKING FACILITIES, APPRAISALS AND CONSTRUCTION SUPERVISION FEES, WHICH ARE RECOGNIZED AS THEY EARNED, ACCORDING TO THE CONTRACTS SIGNED WITH THE CUSTOMERS.

INTEGRAL COST OF FINANCING - INTEGRAL COST OF FINANCING INCLUDES ALL FINANCIAL REVENUES AND EXPENSES, SUCH AS INTEREST INCOME AND EXPENSE, EXCHANGE GAINS OR LOSSES AND GAINS OR LOSSES FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRANSACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY ARE ADJUSTED TO THE EXCHANGE RATE AS OF JUNE 30, 2003, AFFECTING INCOME AS PART OF THE INTEGRAL COST OF FINANCING.

(LOSS) EARNINGS PER SHARE - THE BASIC (LOSS) EARNINGS PER SHARE OF EACH PERIOD WERE CALCULATED BY DIVIDING THE NET MAJORITY (LOSS) INCOME BY THE WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES IN EACH PERIOD.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

PAGINA 2
CONSOLIDADO
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
19 CENTRO DE ACOPIO TEPOTZOTLAN, S.A.DE C.V	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	8,734,567	99.99	62,528	51,786
20 GA-HS, S.A. DE C.V.	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	46,250	92.50	46	46,250
21 CONSTRUCTORA E INMOB. ZURICH, S.A. DE C.V.	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	49,999	99.99	50	(259)
22 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				562,127	1,496,638
ASOCIADAS					
1 FIDEICOMISO F-3959 BANCO DEL ATLANTICO, S.A.	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	3,378,176	6.70	14,274	240
2 INMOB. PLAZA OPCION DE LOS INSURGENTES, SA DE CV	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	10,802,441	37.09	11,757	2,339
3 CUSHMAN & WAKEFIELD DE MEXICO, SA DE CV	AGENTES INMOBILIARIOS	25,000	50.00	25	13,056
4 SERVICIOS CORPORATIVOS PARA ESTACIONAMIENTOS, SA	COMPAÑIA DE SERVICIOS	25,000	50.00	25	25
5 INMOBILIARIA BEGUT, S.A. DE C.V.	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	2,500	50.00	2,229	2,697
6 AMB-ACCION SAN MARTIN OBISPO I, S.DE RL. C.V.	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	1	10.00	855	10,838
7 AMB-ACCION CENTRO LOGISTICO PARQUE 1 S DE RL CV	COMPRAVENTA Y ARRENDAMIENTO DE INMUEBLE	1	10.00	1,501	(227)
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				30,666	28,968
OTRAS INVERSIONES PERMANENTES					0
TOTAL					1,525,606

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)

WITH RESPECT TO THE AFFILIATE COMPANIES IN WHICH THERE IS AN OWNERSHIP OF MORE THAN 50%, THESE ARE NOT CONSOLIDATE DUE TO THE FACT THAT THERE IS NOT DIRECT PARTICIPATION IN ITS MANAGEMENT, EVEN THOUGH THERE ARE EQUAL RIGHTS GRANTED TO BOTH PARTNERS IN THE BOARD OF DIRECTORS. NOTWITHSTANDING THE ABOVE, THERE IS NOT EFFECTIVE CONTROL OVER THEM. WITH RESPECT TO THE COMPANIES WITH A MAJORITY PARTICIPATION, BECAUSE THEY HAVE SUSPENDED THEIR ACTIVITIES OR THEIR ACTIVITIES ARE NOT CONTINUOS THESE COMPANIES ARE NOT CONSOLIDATED INTO G.ACCION RESULTS.

CLAVE DE COTIZACION: GACCION
G. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 2 AÑO: 2003

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
HSBC BANK MEXICO, S.A.	07/10/2007	11.01	13,000	44,417	0	0	0	0	0	0	0	0	0	0	0	0
CON GARANTIA																
HIPOTECARIO GE CAPITAL CORP	01/02/2010	4.38	0	0	0	0	0	0	0	0	0	11,467	11,069	11,872	12,734	268,646
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.31	0	0	0	0	0	0	0	0	0	8,067	7,358	7,358	8,605	265,689
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.88	0	0	0	0	0	0	0	0	0	6,913	6,406	6,406	7,428	220,132
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.35	0	0	0	0	0	0	0	0	0	5,481	4,991	4,991	5,842	181,077
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.40	0	0	0	0	0	0	0	0	0	4,989	4,531	4,531	5,317	166,964
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.88	0	0	0	0	0	0	0	0	0	5,994	5,773	6,216	6,694	139,834
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.34	0	0	0	0	0	0	0	0	0	4,426	4,032	4,032	4,718	146,107
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.63	0	0	0	0	0	0	0	0	0	2,944	2,776	3,046	3,342	80,678
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.73	0	0	0	0	0	0	0	0	0	2,958	2,858	3,073	3,304	68,248
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.63	0	0	0	0	0	0	0	0	0	2,099	1,978	2,175	2,392	58,784
HIPOTECARIO GE CAPITAL CORP	01/10/2009	9.99	0	0	0	0	0	0	0	0	0	2,207	1,853	2,047	2,261	57,485
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.13	0	0	0	0	0	0	0	0	0	1,903	1,819	1,992	2,181	51,752
HIPOTECARIO GE CAPITAL CORP	01/10/2009	9.89	0	0	0	0	0	0	0	0	0	1,975	1,664	1,836	2,027	51,129
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.13	0	0	0	0	0	0	0	0	0	2,218	2,170	2,319	2,479	48,960
HIPOTECARIO GE CAPITAL CORP	01/10/2009	9.90	0	0	0	0	0	0	0	0	0	1,609	1,355	1,495	1,650	41,665
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.22	0	0	0	0	0	0	0	0	0	1,494	1,192	1,333	1,491	41,753
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.73	0	0	0	0	0	0	0	0	0	1,658	1,602	1,723	1,852	38,258
HIPOTECARIO INVERLAT	29/01/2013	5.33	0	0	0	2,927	3,240	3,559	3,908	30,061	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	01/10/2009	11.12	0	0	0	0	0	0	0	0	0	1,342	1,075	1,201	1,342	37,288

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de *Interes*	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en *Moneda Ext. Con Inst. Exteriores (Miles de $)* — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.68	0	0	0	0	0	0	0	0	0	1,503	1,454	1,562	1,679	34,546
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.08	0	0	0	0	0	0	0	0	0	1,234	1,180	1,297	1,425	34,771
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.38	0	0	0	0	0	0	0	0	0	1,276	1,215	1,315	1,423	30,869
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.67	0	0	0	0	0	0	0	0	0	1,159	947	1,053	1,171	31,395
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.68	0	0	0	0	0	0	0	0	0	1,209	1,169	1,257	1,351	27,795
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.68	0	0	0	0	0	0	0	0	0	1,115	1,079	1,160	1,246	25,644
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.73	0	0	0	0	0	0	0	0	0	1,031	996	1,071	1,152	23,796
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.88	0	0	0	0	0	0	0	0	0	910	978	1,053	1,134	23,691
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.60	0	0	0	0	0	0	0	0	0	1,016	746	829	921	24,565
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.68	0	0	0	0	0	0	0	0	0	1,013	980	1,053	1,131	23,281
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.73	0	0	0	0	0	0	0	0	0	959	926	996	1,071	22,124
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.68	0	0	0	0	0	0	0	0	0	932	901	969	1,041	21,421
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.63	0	0	0	0	0	0	0	0	0	744	701	771	848	20,826
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.40	0	0	0	0	0	0	0	0	0	623	566	566	664	20,847
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.73	0	0	0	0	0	0	0	0	0	828	800	860	925	19,108
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.63	0	0	0	0	0	0	0	0	0	700	659	725	797	19,595
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.68	0	0	0	0	0	0	0	0	0	763	738	793	852	17,542
HIPOTECARIO INMOB BANCOMER	31/07/2007	11.84	3,000	16,309	0	0	0	0	0	0	0	0	0	0	0	0
HIPOTECARIO GE CAPITAL CORP	01/10/2009	4.88	0	0	0	0	0	0	0	0	0	661	637	685	738	15,420
HIPOTECARIO GE CAPITAL CORP	01/10/2009	5.63	0	0	0	0	0	0	0	0	0	512	485	527	573	12,860
HIPOTECARIO GE CAPITAL CORP	01/10/2009	10.96	0	0	0	0	0	0	0	0	0	453	365	408	455	12,473

LAVE DE COTIZACION: GACCION
. ACCION S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2003**

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
ANCARIOS																
POTECARIO GE CAPITAL ORP	01/10/2009	4.68	0	0	0	0	0	0	0	0	0	415	401	431	463	9,537
POTECARIO GE CAPITAL ORP	01/10/2009	5.03	0	0	0	0	0	0	0	0	0	366	351	379	408	8,625
POTECARIO GE CAPITAL ORP	01/10/2009	4.88	0	0	0	0	0	0	0	0	0	346	333	359	386	8,070
POTECARIO GE CAPITAL ORP	01/10/2009	10.96	0	0	0	0	0	0	0	0	0	223	180	201	224	6,143
IPOTECARIO GE CAPITAL ORP	01/10/2009	4.73	0	0	0	0	0	0	0	0	0	171	165	178	191	3,943
IPOTECARIO GE CAPITAL ORP	01/10/2009	4.73	0	0	0	0	0	0	0	0	0	151	146	157	169	3,494
TAL BANCARIOS			**16,000**	**60,726**	**0**	**2,927**	**3,240**	**3,559**	**3,908**	**30,061**	**0**	**90,057**	**83,600**	**88,301**	**98,097**	**2,466,830**
ROVEEDORES																
ERVICIOS PROFESIONALES			8,752	0	0	4,185	0	0	0	0	0	0	0	0	0	0
RRENDAMEINTO DE EQUIPOS			127	0	0	6,716	0	0	0	0	0	0	0	0	0	0
ERVICIOS DE CONSTRUCCION			1,168	0	0	2,240	0	0	0	0	0	0	0	0	0	0
ESORERIA DEL DISTRITO EDER			169	0	0	0	0	0	0	0	0	0	0	0	0	0
TAL PROVEEDORES			**10,216**	**0**	**0**	**13,141**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TROS PASIVOS CIRCULANTES			29,005	0	0	97,759	0	0	0	0	0	0	0	523,776	0	0
TAL OTROS PASIVOS RCULANTES, OTROS CREDITOS			**29,005**	**0**	**0**	**97,759**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**523,776**	**0**	**0**
			55,221	**60,726**	**0**	**113,827**	**3,240**	**3,559**	**3,908**	**30,061**	**0**	**90,057**	**83,600**	**612,077**	**98,097**	**2,466,830**

BSERVACIONES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.60 PESOS PER $1 U.S. DOLLAR, INCLUDING LOANS BY BANKING INSTITUTIONS.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
	0		0	0	0
	28,264		0	0	305,584
TOTAL	**28,264**	**305,584**			**305,584**
	0		0	0	0
	0		0	0	0
	14,952		0	0	160,817
TOTAL	**14,952**	**160,817**			**160,817**
SALDO NETO	**13,312**	**144,767**			**144,767**
ACTIVO TOTAL	23,450	**245,182**	0	0	245,182
PASIVO	**332,459**	**3,524,063**			**3,524,063**
	18,456		0	0	195,629
	314,003		0	0	3,328,434
SALDO NETO	**(309,009)**	**(3,278,881)**			**(3,278,881)**

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Previa

OBSERVACIONES

THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF ASSETS WAS OF $10.34 PESOS PER $1 U.S. DOLLAR, WHILE THE EXCHANGE RATE THAT WAS USED FOR THE VALUATION OF LIABILITIES WAS OF $10.60 PESOS PER $1 U.S. DOLLAR, AS OF JUNE 30,2003.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,492,492	4,086,278	(2,593,786)	0.40	10,375
FEBRERO	1,667,371	4,803,366	(3,135,996)	0.27	8,467
MARZO	1,650,000	4,821,620	(3,171,620)	0.63	19,981
ABRIL	1,519,662	4,564,961	(3,045,299)	0.17	5,177
MAYO	1,474,492	4,363,704	(2,889,213)	0.33	(9,534)
JUNIO	1,464,575	4,351,017	(2,886,441)	0.00	0
ACTUALIZACION:	0	0	0	0.00	67
CAPITALIZACION:	0	0	0	0.00	(850)
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	88
T O T A L					**33,771**

OBSERVACIONES

THE INFLATION FOR THE MONTH OF MAY, 2003, WAS NEGATIVE 0.32%

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**

G. ACCION S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
N/A		0	0

OBSERVACIONES

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
N/A					

OBSERVACIONES

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADC
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ARRENDAMIENTO				250,123			
CONSTRUCCION				4,868			
SERVICIOS				87,916			
TOTAL				342,907			

OBSERVACIONES

SOME OF THE REVENUES GENERATED FROM LEASES AND CONSTRUCTION WERE IN U.S DOLLARS, ALL WITHIN MEXICO

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: 2 AÑO: **2003**
G. ACCION S.A. DE C.V.

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	83,475,934	42,064,764	25,581,915	99,958,783	38,004	19,150
TOTAL			**83,475,934**	**42,064,764**	**25,581,915**	**99,958,783**	**38,004**	**19,150**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
125,540,698

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 10 AD´S POR ACCION
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **GACCION** TRIMESTRE: **2** AÑO: **2003**
G. ACCION S.A. DE C.V.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

LAS PRINCIPALES OPERACIONES EN MONEDA EXTRANJERA SON LAS SIGUIENETS:

REVENUES 28,264 DOLARES ARE EQUIVALENT TO $305,584 PESOS AND
EXPENSES 14,952 DOLARES ARE EQUIVALENT TO $160,817 PESOS.

* NUMBERS IN THOUSANDS
The MAIN OPERATIONS OF INCOME ARE CONSTITUTED BYLEASE OF BUILDINGS And ADMINISTRATIVE SERVICES.
The EXPENSES CORRESPOND To SOME COSTS OF LEASE, EXPENSES OF ADMINISTRATION, EXPENSES OF FINANCING And OTHER SMALLER EXPENSES.

REVENUES AND EXPENSES CORRESPOND TO ALL THE OPERATIONS REALIZAED IN U.S. DOLLARS DURING THE FIRST HALF OF THE YEAR 2003. REVENUES FROM LEASE ARE REGISTRED AT EACH MONTH AVERAGE EXCHANGE RATE AND OTHER REVENUE AND EXPENSES ARE REGISTRED AT THE EXCHANGE RATE OF THE INCURRED DATE.